SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 19, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
+55 (61) 415-1140
ri@brasiltelecom.com.br

Media Relations Anne McBride
+1 (212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayers’ Registry 76.535.764/0001-43	Corporate Taxpayers’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

Brasil Telecom S.A. and Brasil Telecom Participações S.A. (“Brasil Telecom”), in compliance with CVM’s Instruction 358, of January 3, 2002, inform the following:

1.

In response to the binding offers sent by Brasil Telecom S.A., in compliance with the deliberation occurred in the Board of Directors’ meeting held on December 18, 2003, for the acquisition of the shares of Internet Group Limited (“iG”), acceptance confirmations were received from the following shareholders: GP Holdings Inc.; Global Internet Investments; Digital Network Investments Ltd.; Andrade Gutierrez Contractors; Infinity Trading Ltd.; NG9 Internet Investments; Blue Star I, LLC; TH Lee Putnam Parallel Ventures, LP; TH Lee Putnam Ventures, LP; THLi Coinvestments Partners, LLC; UBS Capital Americas III, LP; UBS Capital Americas Nominees B.V.; Ideas & Solutions; Al Nahda Investment, Dunial Khazal Company, and company management.

2.

The transactions represent the acquisition of different classes of shares, with and without voting rights, equivalent to 63% of iG’s corporate capital in the amount of US$100.752 million, with an implied value of US$137.7 million for 100% of iG shares, and consider that iG has a cash position of approximately US$16 million. Including the stake of 9.45% already held by Brasil Telecom Participações S.A., both Companies together will control 72.45% of iG’s corporate capital.

3.

The acquisitions are subject to the fulfillment of certain usual terms concerning transactions of this nature, including due diligence and the negotiation of final contract agreements, as well as the necessary approval by the ruling authorities.

4.	With these acquisitions, Brasil Telecom positions itself as the leader in the Brazilian Internet market and consolidates its strategy to offer integrated and convergent telecommunications services.

Brasília, May 18, 2004.

Carla Cico Investor Relations Director Brasil Telecom S.A.	Paulo Pedrão Rio Branco Investor Relations Director Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer